Mail Stop 0308

June 16, 2005

James A. Brown, Chief Executive Officer
        and Secretary
Ashlin Development Corporation
4400 North Federal Highway, Suite 210
Boca Raton, Florida 33431

>   **Re: Ashlin Development Corporation**
>   **Preliminary Proxy Materials on Schedule 14A**
>   **Filed May 27, 2005**
>   **File No. 0-29245**

Dear Mr. Brown:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement – General

1. It does not appear that the information regarding voting procedures required by Item 21 of Schedule 14A has been included in the proxy statement. Please revise to provide this information.

2. At an appropriate place in the proxy statement, include the information required by Item 401(f)(2) of Regulation S-B.

3. Please include the information regarding compensation required by Item 402 of Regulation S-B, or clarify that no such compensation was paid.

4. As required by Items 7(b) and (c) of Schedule 14A, please include the information required by Item 404 of Regulation S-B, or confirm that no disclosure is required.

5. Also as required by Item 7(b), please include the information required by Item 405 of Regulation S-B.

6. Please include all information required by Items 7(d), (f) and (h) of Schedule 14A.

7. Please include all information required by Item 9 of Schedule 14A.

8. Include also in the proxy statement the information required by Rule 14a-5(e).

Proposal Two, page 3

9. Please explain the reference in the first sentence of the second paragraph to "blank check" preferred stock. Your explanation should also provide the information in the second sentence of part (b) of Item 11 of Schedule 14A.

10. In describing the general effect of the proposal on shareholders, please explain also that issuances of the additional stock may be dilutive.

Form of Proxy

11. As required by Rule 14a-4(b)(1), please include in the form of proxy an additional box which shareholders may use to indicate an "abstain" position on the proposal, if they wish.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Albert Yarashus at (202) 551-3239, David Mittelman, Branch Chief, at (202) 551-3214, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard Anslow
FAX: (732) 577-1188